FORM 4

 (   )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
---------------------------------------------------------------------------
1.  Name and Address of Reporting Person

       Shanesy                       Stephen                      P.
    -----------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

       c/o Rayovac Corporation, 601 Rayovac Drive
    -----------------------------------------------------------------------
                                  (Street)

       Madison                    Wisconsin                     53711
    -----------------------------------------------------------------------
       (City)                      (State)                      (Zip)
---------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol

       Rayovac Corporation (ROV)
---------------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
---------------------------------------------------------------------------
4.  Statement for Month/Year

       June/2001
---------------------------------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)

---------------------------------------------------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (  ) 10% Owner
    (X ) Officer (give title below)
    (  ) Other (specify title below)
         Executive Vice President of Global Brand Management
---------------------------------------------------------------------------
7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (X ) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

---------------------------------------------------------------------------


===========================================================================
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
---------------------------------------------------------------------------
1.  Title of Security (Instr. 3)
    A.  Common Stock, par value $.01 per share
    B.  Common Stock, par value $.01 per share
---------------------------------------------------------------------------
2.  Transaction Date (Month/Day/Year)
    A.  6/20/2001 (1)
    B.  6/20/2001 (1)
---------------------------------------------------------------------------
3.  Transaction Code (Instr. 8)
    A.  M
    B.  S
---------------------------------------------------------------------------
4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    A. 55,355 shares acquired upon the exercise of options at an exercise price of $4.39 per share (A)
    B.  75,158 shares sold at $19.50 per share (D)(2)
---------------------------------------------------------------------------
5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

    33,138
---------------------------------------------------------------------------
6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

    (D)
---------------------------------------------------------------------------
7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    Not applicable.
---------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

===========================================================================
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
---------------------------------------------------------------------------
1.  Title of Derivative Security (Instr. 3)

    Employee Stock Option (Right to Buy)
---------------------------------------------------------------------------
2.  Conversion or Exercise Price of Derivative Security

    $4.39
---------------------------------------------------------------------------
3.  Transaction Date (Month/Day/Year)

    6/20/2001 (1)
---------------------------------------------------------------------------
4.  Transaction Code (Instr. 8)

    M
---------------------------------------------------------------------------
5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

    Exercised option to purchase 55,355 shares of common stock (D)
---------------------------------------------------------------------------
6.  Date Exercisable and Expiration Date (Month/Day/Year)

    See Footnote (3)

---------------------------------------------------------------------------
7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Common Stock; 55,355 shares
---------------------------------------------------------------------------
8.  Price of Derivative Securities (Instr. 5)

---------------------------------------------------------------------------
9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    58,592
---------------------------------------------------------------------------
10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

    (D)
---------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Not applicable.
---------------------------------------------------------------------------

EXPLANATION OF RESPONSES:
(1) On June 20, 2001, the reporting person entered into a Purchase Agreement between Rayovac Corporation, the underwriters named in Schedule A thereto and the selling shareholders named in Schedule B thereto with respect to sales of common stock of Rayovac Corporation, including the transactions reported herein. The closing of the transactions contemplated by the Purchase Agreement occurred on June 26, 2001.
(2) The price per share does not reflect underwriting discounts of $.925 per share.
(3) The option vests and becomes exercisable in equal annual installments over a five-year period that commenced October 1, 1996. The option expires on October 1, 2006.


/s/ James T. Lucke, as attorney-in-fact               July 3, 2001
---------------------------------------------     -----------------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

===========================================================================